

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2024

Julia Qian
Chief Financial Officer
Health In Tech, Inc.
701 S. Colorado Ave, Suite 1
Stuart, FL 34994

      Re: Health In Tech, Inc.
          Amendment No. 1 to Form S-1 filed September 24, 2024
          File No. 333-281853

Dear Julia Qian:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

Amendment No. 1 to Form S-1

Principal Stockholders, page 92

1.   Please revise to identify the natural person with voting and dispositive power associated with the shares held by Zhong Yang Securities Limited.

Exhibit 5.1, page II-3

2.   Reference is made to the final sentence of the opinion where counsel states, "We are licensed to practice law in the State of Ohio and the United States of America." We note that the company is incorporated in Nevada. In the staff's view, stating that counsel is licensed to practice in the State of Ohio represents a qualification as to jurisdiction. Please revise the opinion.

3.   Additionally, we note the opinion refers to "Units" when the offering is for common stock, and the opinion does not address the resale shares. Please file a corrected legal opinion.

<u>General</u>

4.   Please revise Risk Factors and Description of Capital Stock to discuss the exclusive forum provision which appears in Section 7.06 of Exhibit 3.2. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and under Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

      Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance